October 26, 2022

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Liz Packebusch, Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EESTech, Inc.
Registration Statement on Form 10-12G
File No. 000-32863

Dear Liz Packebusch:

EESTech, Inc. (“EESTech” or the “Company”) has today filed with the Securities and Exchange Commission a Registration Statement on Form 10-12G (the “Registration Statement”). The Registration Statement is filed in replacement of the Form 10-12G originally filed by the Company on August 26, 2022 (the “Original Registration Statement”), which the Company withdrew on October 24, 2022 solely for the purpose of starting a new 60-day period after which a Form 10 would otherwise automatically become effective.

The Registration Statement reflects revisions in response to the comments raised in the letter to the Company dated September 22, 2022 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Original Registration Statement, among other updates.

EESTech is providing the following responses to the Comment Letter. To assist your review, we have included the headers and page numbers cited in the Comment Letter and retyped the text of the Staff’s comments in bold typeface. Please note that the page numbers in headings and comments below are as cited in the Comment Letter with respect to the Original Registration Statement, while the page numbers in the responses refer to the Registration Statement filed today.

Description of Business, page 3

1.	Please revise your filing to more clearly identify your current principal business and operations versus your intended future operations. Your disclosure should clearly state the current status of your principal products and services, the steps and costs necessary to introduce each product to market and your anticipated timeline. Please also describe, to the extent material to an understanding of the registrant, the duration of your existing trademark(s) and expected durations of your patents pending once they are approved, the need for any government approval of principal products or services, the effect of existing or probable governmental regulations on the business, and the costs and effects of compliance with environmental laws. Refer to Item 101(h) of Regulation S-K.

Response: EESTech has revised the disclosure cited in the Staff’s comment. The principal business of the Company has been more clearly described “Item 1. Description of Business” starting on page 3. The current principal business and operations is identified and supported with further information under headings:

•	“EESTech Customers/Prospects: Samancor Chrome Holdings Proprietary Limited” on page 12
•	“Year Ended December 31, 2020: Samancor Chrome” on page 20
•	“Year Ended December 31, 2021: Samancor Chrome” on page 21
•	“Sasol South Africa Limited” on page 14
•	“Year Ended December 31, 2020: Sasol” on page 20
•	“Year Ended December 31, 2021: Sasol” on page 21

The duration of existing trademarks and expected durations of patents pending has been more clearly described under heading “Intellectual Property Rights and Strategy” on page 18. The need for government approvals has been addressed under heading “Effect of Governmental Regulations” on page 14.

2.	Please provide the basis for your statement here and elsewhere that your mineral processing capabilities dramatically reduce cost, increase productivity, reduce energy requirements, eliminate polluting leachates, transform hazardous waste liabilities into products of value with zero-waste outcomes, and significantly reduce the carbon footprint of mineral resource processing. In addition, please revise your disclosure to explain how your “disruptive technologies,” including IRF, deliver a “paradigm shift” in how mineral recourses are processed and how you intend to provide a “circular economy” to the mining industry.

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Response: EESTech has revised the disclosure cited in the Staff’s comment to provide the basis for statements of claims relating to the Company’s mineral processing capabilities in the fourth paragraph under the heading “Company Overview” on page 3.

3.	We note you disclose that you have established a Heads of Agreement (HOA) with industry leading equipment suppliers for the collaborative development and project deployment of their equipment. Please revise to describe the material terms of this agreement and file a copy of it as an exhibit to your registration statement, or advise us why you do not believe you are required to do so. Refer to Item 601(10) of Regulation S-K.

Response: EESTech has described the material terms of the HOA on page 4. An HOA is the equivalent of a letter of intent. As described on page 4, the Company’s HOAs set “out the principal terms on which the Parties are to formulate a commercial arrangement” to enter into contracts in the future. As such, EESTech does not believe it is a material contract within the scope of Item 601(b)(10) and thus is not filed as an exhibit to the Registration Statement.

Company and Subsidiary History, page 3

4.	Please revise your heading and/or subheadings to distinguish the entities that are your subsidiaries from those for which you have performed work.

Response: EESTech has revised the disclosure cited in the Staff’s comment under “Company and Subsidiary History” on page 3.

Samancor Chrome Holdings Proprietary Limited, page 5

5.	We note you disclose on page 6 that on February 21, 2019, Samancor Chrome Holdings Proprietary Limited (Samancor) awarded you a 10-year contract with a 5-year extension option to undertake the recycling of FeCr slag waste at their Emalahleni facility, and that you were contracted to deliver a “zero waste” solution using your advanced process methodologies to reclaim up to 99% of residual FeCr units from Samancor’s slag dumps.

We understand that under the terms of the contract, Samancor is obligated to purchase all FeCr metal reclaimed by you at a pre-determined discount to the spot market price for FeCr, and based on the volume of recoverable FeCr, you believe the potential contract value over ten years is approximately US$800 million, plus an upside share in FeCr market price increases.

Please expand your disclosures to provide greater detail regarding the current status of this project and address the following points:

•	Explain how the “potential contract value” of $800 million was formulated, including details of the revenues and costs to be incurred under the contract in determining such value.
•	Provide details about any material assumptions underlying these estimates, including clarifications regarding the extent to which your assumptions are based on historical experience.
•	Clarify whether you have limited your assumptions to the initial ten year period or have also included cash flows for the extension period.
•	Describe the pattern of cash flows that you are anticipating over the term of the contract as reflected in your estimate of the potential contract value.
•	Describe the nature of the costs that you anticipate will be incurred in fulfilling your performance obligations under the contract.

•	Describe any process methodologies and technologies that you have yet to obtain or establish in order to meet the contract specifications.
•	Clarify your expectations about the timeframe that will precede performance under the contract, as may encompass the 18-month “project establishment period” mentioned on pages 16 and 17, and the extent of any additional time beyond that period that may be necessary for the completion of other activities before meaningful cash flows are generated.
•	Provide an estimated date for completion of the project establishment period and detail the nature and estimate of costs to be incurred during this period.
•	Identify and discuss any uncertainties, as may pertain to technological and logistical feasibility, government regulations, or other factors that may delay the completion of this period or your performance under the contract.

Please also file a copy of the agreement with Samancor, or advise as to why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: EESTech has revised the disclosure cited in the Staff’s comment, including to address assumptions and claims under “Samancor Chrome Holdings Proprietary Limited” on page 12. EESTech has filed the agreement with Samancor as Exhibit 10.1 to the Registration Statement.

Sasol South Africa Limited, page 5

6.	We note your disclosure here that pre-contract trials with Sasol are continuing and your disclosure at page 16 that Sasol has given EESTech two work orders. Please revise to better detail the nature and status of the pre-contract trials, including any payment arrangements, and file any related agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. In addition, disclose any ongoing discussions with Sasol and whether work continues under the two work orders referenced. To the extent you are dependent on the work from Sasol, please include an attendant risk factor.

Response: EESTech has revised the disclosure cited in the Staff’s comment to better detail and the nature and status of the Company’s relationship with Sasol on page 14. As noted in the Staff’s comment and as a described in the Registration Statement, EESTech’s relationship with Sasol is pursuant to work orders. EESTech otherwise does not have a commercial agreement with Sasol.

EESTech Binary Compounds, page 7

7.	We note your disclosure that the cumulative benefits of EESTech’s waste stabilization process have been validated by an analysis of ThermaSand and independent analysis reports that EESTech’s waste stabilization process transforms the environmental liabilities of FeCr slag waste into an inert, commercially preferred high-grade sand. Please revise to disclose the source of this analysis.

Response: EESTech has revised the disclosure cited in the Staff’s comment to provide the sources of independent analysis that have validated the cumulative benefits of the Company’s waste stabilization process.

Risk Factors, page 17

8.	The management services consulting agreements filed as Exhibits 10.1 and 10.2, the description of your directors’ experience on page 22, and the Brisbane, Australia location of your principal executive office indicates that your officers and directors are located outside of the United States. Please include a risk factor addressing the risk to U.S. stockholders of effective service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Response: EESTech has included a risk factor on page 24 to address the points cited in the Staff’s comment.

Our plan requires technological expertise to develop and to oversee the operations our technologies and process capabilities, page 18

9.	We note your disclosure that you have an internal research and engineering team and an advisory board conversant with the Company’s technologies and process capabilities. Please revise to identify the members of the internal research and engineering team and advisory board, and to better describe the functions of each.

Response: EESTech has revised its disclosure to refer to the Company’s Chief Executive Officer, Chief Technologies Officer, and engineering consultants (instead of the “internal research and engineering team” cited in the Staff’s comment). The Chief Technologies Officer, who is not an executive officer of the Company, is named and described on page 24 of the Registration Statement and on the Company’s website. EESTech also has added on page 23 of Item 1 an “Advisory Board” subsection that describes its function, and indicates that additional information about the Advisory Board and its members is available on the Company’s website. EESTech believes, rather than naming the members in the Registration Statement, identifying the advisory board members on the Company’s website is appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2021 compared to Year Ended December 31, 2020, page 22

10.	We note you disclose that four directors received 1,500,000 shares for past services rendered. Please confirm these services were performed during the fiscal year ended December 31, 2021 as we note you have recorded the consultancy fees associated with these services during this period.

Response: EESTech has revised its disclosure to refer our executive officers, a non-executive officer, and a director (instead of the “four directors” cited in the Staff’s comment). EESTech confirms that the services performed by these four persons were for the fiscal year ended December 31, 2021. The stock awards are reflected in Summary Compensation Table and the Director Compensation table in Item 6.

11.	We note your disclosure that your consultancy fees were $792,941 for the year to December 31, 2020, and $1,088,514 for the year to December 31, 2021, respectively. Please clarify the nature of the services rendered, other than for payments made to your directors.

Response: The nature of the services cited in the Staff’s comment were for officer compensation and general support services. As described elsewhere in the Registration Statement, EESTech does not have direct employees. All services performed for EESTech are pursuant to consulting services. As described elsewhere in the Registration Statement, including under “Employees” on page 23 of Item 1, the Company has no direct employees and the Company’s operations have been conducted by utilizing the services of specialist consultants and contractors.

Liquidity and Capital Resources, page 23

12.	Please expand your discussion to address any material cash requirements you may have associated with fulfilling your contracts with Sasol and Samancor, including the anticipated source of funds needed to satisfy those cash requirements. Refer to Item 303(b)(1) of Regulation S-K.

Response: EESTech has revised the Registration Statement to add a “Project Financing” discussion on page 32 to expand the discussion of future capital requirements for the projects cited in the Staff’s comment.

Certain Relationships and Related Transactions, page 28

13.	Please revise to provide the disclosure required by Instruction 1 to Item 404 of Regulation S-K for the two years preceding your last fiscal year. In addition, we note you state that, since January 1, 2021, there have been no transactions, and there currently are no proposed transactions in which the Company was or is a participant, and in which any related person has or will have a direct or indirect material interest, which would require reporting in this section. However, your disclosure at page F-14 indicates that balances owing to related parties were $406,809 as at December 31, 2021. Please revise or advise.

Response: EESTech has clarified in the Registration Statement that the scope of disclosure extends back to January 1, 2020. The balances owing to related parties cited in the Staff’s comment relate to compensation due to executive officers and directors, and thus EESTech believes that no disclosure is required in Item 7 pursuant to Item 404 of Regulation S-K.

Choice of Forum, page 32

14.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act and, if so, include related risk factor disclosure. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: EESTech has revised the disclosure in the Registration Statement and added a risk factor on page 27 to address the points cited in the Staff’s comment. Please note that the Board of Directors recently has adopted By-Laws, to be effective concurrent with the effectiveness of this Registration Statement, which more fully address forum selection in Article IX of the By-Laws. The By-Laws are filed as Exhibit 3.3 to the Registration Statement.

Financial Statements Balance Sheets, page F-3

15.	Please tell us and disclose the origin of the Change in proportionate interest reserve balance reported within stockholders’ equity on your balance sheets and statements of changes in stockholders’ equity. To the extent it originated from transactions resulting from changes in the ownership interest of a subsidiary, please tell us how your balance sheet presentation of stockholders’ equity (deficit) complies with the guidance in FASB ASC 810-10-45-16 which requires amounts attributable to noncontrolling interests in subsidiaries to be reported separately from the parent’s equity.

Response: The origin of the change in proportionate interest relates to change in non-controlling interests in subsidiaries. To provide clarification, EESTech has revised the Registration Statement in the balance sheet presentation entry on pages F-3 and F-16 and captions on pages F-5 and F-18, Note 2(j) on page F-10, and in the Management’s Discussion and Analysis on page 33.

Note 2 - Summary of Significant Accounting Policies (n) Foreign Currency Translation, page F-11

16.	We note the functional currency of your foreign operations is the Australian dollar. Please expand your disclosure to indicate your reporting currency is the US dollar.

Response: EESTech has revised the Registration Statement in Note 2 to clarify the disclosure as cited in the Staff’s comment.

General

17.	We note you indicate on the registration cover page and elsewhere in filing that you qualify as an emerging growth company. Please tell us the basis for your determination that you qualify as an emerging growth company. In that regard, we note you filed a registration statement on Form S-8 that was declared effective June 11, 2002 and note Question (2) of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response: EESTech’s determination that it qualifies as an emerging growth company is based upon Question (54) of the Jumpstart Our Business Startups Act Frequently Asked Questions. EESTech filed a Form 15 with the Securities and Exchange on February 17, 2009 to terminate the registration of the Company’s Common Stock under Section 12(g) of the Exchange Act. As a result, EESTech is not currently required to file Exchange Act reports with the Securities and Exchange Commission. Consistent with the guidance provided in Question (54), EESTech as a non-reporting company is eligible take advantage of the benefits of emerging growth company status, even though the Company made a public offering of common equity securities by means of a Registration Statement on Form S-8 before December 8, 2011.

18.	We note the notes to your financial statements state that COVID-19 caused disruption of supply chains across a range of industries. If you have experienced supply chain disruptions, whether due to COVID-19 or other factors, please revise your risk factor disclosure and discuss known trends or uncertainties resulting from any mitigation efforts undertaken. Also, explain whether any mitigation efforts introduce new material risks, including those related to product quality or reliability.

Response: EESTech has added a risk factor on page 24 and added disclosure in the Management’s Discussion and Analysis on page 30 to address COVID-19 as cited in the Staff’s comment.

* * *

We appreciate your time and attention to the Registration Statement as well as the above responses to the Staff’s comments.

Sincerely,

/s/ Murray Bailey

Murray Bailey

Chief Executive Officer and President

cc: Rimon, P.C.